SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 02/05 – January 31, 2005

Power Market at Copel's concession area grows 1.4%
from January to December 2004

Power consumption market at Copel's concession area grew 1.4% between January and December 2004 in comparison to the same period of 2003.

Residential, commercial and rural consumption grew by 1.9%, 5.6% and 5.6%, respectively. The good performance of the commercial segment is mainly due to the modernization of the sector and to the implementation of new commercial businesses, which in December 2004 registered a 3.5% growth over the number of billed customers registered in the same month of the previous year. Rural segment growth is mainly due to risen exports of agriculture and agribusiness products, increasing producer's income what resulted in the acquisition of electric products.

Industrial consumption dropped 1.4% as some large unregulated (“free”) customers ceased to be Copel's clients. Excluding such customers from the comparison base, industrial segment would have increased 8.5%, and the total power consumption at Copel's concession area would have risen 5.5%.

Direct Distribution

Segment			In GWh

	2003	2004	Change
Residential	4,381	4,467	1.9%
Industrial	7,233	7,130	(-1.4%)
Commercial	2,864	3,025	5.6%
Rural	1,250	1,320	5.6%
Others	1,689	1,728	2.4%

Total	17,417	17,670	1.4%

Sincerely,

Rubens Ghilardi
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.